US ECOLOGY PARENT, INC.

101 S. Capitol Boulevard, Suite 1000

Boise, ID 83702

(208) 331-8400

September 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Kate McHale, Esq.

Re:                 US Ecology Parent, Inc.

Registration Statement on Form S-4

File Number 333-232930

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, US Ecology Parent, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-232930) (the “Registration Statement”) so that such Registration Statement may be declared effective at 12:00 p.m. eastern time on Thursday, September 19, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Stephen M. Leitzell of Dechert LLP at (215) 994-2621, and that such effectiveness also be confirmed in writing.

Very truly yours,

US ECOLOGY PARENT, INC.

	By:	/s/ Jeffrey R. Feeler
	Name:	Jeffrey R. Feeler
	Title:	President and Chief Executive Officer

cc: Stephen Leitzell, Dechert LLP